
Mail Stop 3561

February 3, 2011

Via U.S. Mail

Mr. Gao Zhentao, Chief Executive Officer
Yuhe International, Inc.
301 Hailong Street
Hanting District, Weifang, Shangdong Province
The People's Republic of China

> **Re:** **Yuhe International, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 31, 2010**
> **Form 10-K/A for the year ended December 31, 2009**
> **Filed October 15, 2010**
> **File No. 001-34512**

Dear Mr. Zhentao:

We have reviewed your response letter dated January 12, 2011 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2009

Yuhe International, Inc. Financial Statements, page F-1

1. We note changes to your financial statements in your response to our prior comment 1. Please revise your financial statements to appropriately label as "restated," amounts that have been restated and include the disclosures required by ASC 250-10-50-7 through 11 for the correction of an error, if applicable. Please confirm your understanding and that you will comply with our comments in your amended Form 10-K for the year ended December 31, 2009.

Consolidated Statements of Cash Flows, page F-7

2. With refer to the company's response to prior comment 1. We note multiple adjustments to revenue recognized during the six months ended December 31, 2009. Please clearly explain the amount of revenue recognized for the period and how such revenue was determined. Your response should address how the RMB 114,560 in adjustment 4 was calculated.

Annual Report on Form 10-K/A for the year ended December 31, 2009

Item 9A. Controls and Procedures, page 26

3. We note your response to our prior comment 7 and require further information. Given that your response to our prior comment 8 indicates that the external consultant prepares the US GAAP financial statements prior to the audit and Grant Thornton continued to have a number of audit adjustments that the company believes relate mainly to differences between PRC and US GAAP, the basis for the Company's conclusion that its consultant has "extensive familiarity with US GAAP" is unclear. Please provide us with further details on the individuals at SEC Auditprep preparing your US GAAP financial statements, including the qualifications of the employees who perform the services for your company and how and why they are qualified to prepare your US GAAP financial statements.

4. Your response to prior comment 9 indicates that no accounting staff, including the CAO and CFO, receive US GAAP instruction on a continuing basis. Given that the CFO reviews the US GAAP financial statements prior to sending them to the auditors and then communicates frequently with the auditors prior to finalizing the US GAAP financials, it is unclear why the company believes continued training in US GAAP is not required for the CFO. Please advise us in detail of the basis for your conclusions.

5. We note your response to our prior comment 12 and are unclear as to Mr. Li's "extensive experience with US GAAP financial statements" given the description provided in the

response states that Mr. Li's experience has been based mainly in China and Canada. As originally requested, please describe his qualifications, including the extent of his knowledge of U.S. GAAP. Your response should clearly state why Mr. Li is uniquely qualified to review the company's US GAAP financial statements and recommend inclusion of such financial statements in your annual reports on Form 10-K filed with the commission.

You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief